
July 28, 2023

Warren E. Buffett
Chief Executive Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

>   **Re: Berkshire Hathaway Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 17, 2023**
>   **File No. 001-14905**

Dear Warren E. Buffett:

   We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 17, 2023

Pay versus Performance, page 9

1.   Please identify the principal executive officer, as well as each named executive officer included in the calculation of average non-PEO NEO compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

2.   It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in subparagraphs (i), (ii), and (iv) of Regulation S-K Item 402(v)(5). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

   Please contact Eric Envall at 202-551-3234 or Jennifer Zepralka at 202-551-2243 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program